Exhibit 2

ONE EQUITY PARTNERS LLC

320 Park Ave, 18th Floor

New York, New York 10022

October 11, 2005

CONFIDENTIAL – SENT VIA FAX

Board of Directors

Titan International, Inc.

2701 Spruce Street

Quincy, Illinois 62301

Attention:	Maurice M. Taylor, Jr.
Chairman of the Board of Directors

Re: Potential Acquisition of Titan International, Inc.

Gentlemen:

Following our discussions with the Special Committee of the Board of Directors of Titan International, Inc. (the “Company” or “Titan”), One Equity Partners LLC (“One Equity Partners”) proposes to acquire all of the outstanding common stock of Titan for total consideration of $18.00 per share (the “Proposed Transaction”) subject to the conditions in this letter. In addition, each outstanding equity option will be cancelled in exchange for a cash value amount, if any, equal to $18.00 less such option’s exercise price. One Equity Partners manages over $5 billion in capital dedicated to private equity investments for JP Morgan Chase, a diversified financial services company with over $1.1 trillion in assets.

Based on our projections and a potential closing date of December 31, 2005, the prospective sources and uses of funds for this transaction are presented below (in millions of US Dollars). These numbers assume an acquisition of Goodyear’s Freeport, IL facility for approximately $100 million prior to this proposed transaction; however, this proposal is not contingent on the closing of the Freeport acquisition.

Sources:
Equity from One Equity Partners	$180
New Debt Financing	440

Total Sources	$620

Uses:
Cash to Titan’s Shareholders	$463
Call Premium on Convertible Debt	20
Repay Existing Debt	119
Transaction Expenses	18

Total Uses	$620

As shown above, this Proposed Transaction will require approximately $440 million of debt financing in addition to One Equity Partners’ $180 million equity investment. We have spoken

Letter to Titan International, Inc.

October 11, 2005

with a number of potential financing sources, including Merrill Lynch and GE Capital, who have all expressed a strong interest in underwriting the debt financing for us. As is customary for transactions of this nature, the consummation of this Proposed Transaction is subject to our receipt of the required financing. We intend to execute commitment letters for all of the required financing at the time a definitive merger agreement is executed. Furthermore, we anticipate that the definitive documentation for the debt financing would be finalized in the period prior to the vote of the Company’s stockholders with respect to the Proposed Transaction.

In order to complete our evaluation, we and our advisors will need additional access to the Company’s senior management, internal financial statements, acquisition agreements and business information. We are prepared to commence our due diligence investigations immediately. Our extensive knowledge of the Company and its industry will permit us to promptly assess its business, operations and strategies and to make and complete a formal acquisition proposal on an expedited basis.

Should we consummate a transaction together, we anticipate that the management will be offered the opportunity to participate in the future success of the Company through a restricted stock / stock option program. In addition, select management team members may also be invited to participate in the Proposed Transaction by rolling over all or a portion of their current Titan shares into One Equity Partners’ new acquisition vehicle.

This proposal is subject to the following conditions: (i) approval by the Board of Directors of the Company and stockholders pursuant to the requirements of the Illinois Business Corporation Act and the rules of the New York Stock Exchange, (ii) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under Hart-Scott-Rodino), (iii) receipt of the necessary financing for the transaction on terms satisfactory to One Equity Partners, (iv) the negotiation and execution of definitive agreements providing for the merger, including a mutually satisfactory definitive merger agreement which would contain, among other things, termination provisions that would permit the Company to accept a superior proposal subject to the payment of a reasonable break up fee and reimbursement of our expenses, and (v) satisfaction with the results of our due diligence.

We and our advisors are prepared to immediately commence due diligence and begin preparation and negotiation of a definitive agreement with you. We expect that we would be able to complete these tasks within four to six weeks after we begin depending on the level of access to the Company and its management team that we are provided.

We are excited about the prospect of a transaction with Titan. Should you have any questions or comments concerning this letter, which is only a statement of our interest and is not a binding agreement, commitment or agreement to agree or negotiate on our part, please feel free to contact us at any time. Dick Cashin can be reached at (212) 277-1510. In addition, you may also contact Bill Wangerin at (312) 732-7324 or Chris Ahrens at (212) 277-1515.

Letter to Titan International, Inc.

October 11, 2005

Very truly yours,

ONE EQUITY PARTNERS LLC

By:	/s/ RICHARD M. CASHIN, JR.
Richard M. Cashin, Jr.
Managing Partner